EXHIBIT 99.1

Quantum BioPharma Ltd. Announces Expiration of All Warrants Held by Hedge Funds and Re-Iterates October 27, 2025, Record Date for the Distribution of a Special Dividend

TORONTO, Oct. 20, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, today announces the expiration at 5pm EST of 53,147 warrants (originally 3,454,543 warrants issued pre-reverse stock split (65 to 1)). All warrants were issued to hedge funds and investment funds as part of a previous financing completed on October 20, 2020. This represents the very last tranche of warrants issued to hedge funds and investment funds.

Quantum BioPharma also re-iterates October 27, 2025 as the record date for the distribution of contingent value rights (“CVRs”) to holders of its Class B Subordinate Voting Shares on a one-for-one basis, advancing the Company’s previously disclosed plan in the Company’s press releases dated June 13, 2025, and October 3, 2025 to deliver a litigation-linked CVR to shareholders of record as of the record date.

Each CVR will entitle the holder to receive a pro rata portion of a minimum of 10% and up to 50% of the net proceeds ultimately recovered by the Company in connection with its legal action against CIBC World Markets, RBC Dominion Securities, and others, which alleges stock price manipulation and spoofing and seeks damages in excess of USD $700 million (the “Litigation”). No payment will occur under the CVRs unless and until the Company receives net proceeds from the Litigation following a settlement or a final, non-appealable judgment (“Qualifying Net Proceeds”). There is no guarantee that any net proceeds will be received or that any payment will be made under the CVRs, as a result of the Litigation.

The CVRs:

  Will not be listed on any exchange or marketplace;
  Will be non-transferable and non-assignable;
  Will not carry interest or voting rights;
  Will be redeemable only for cash, and only in the event that the Company receives net proceeds from the resolution of the Litigation (whether by settlement or final judgment).

The source of any potential payment on the CVRs will be solely from the Company’s Qualifying Net Proceeds from the Litigation, and no payments will be due unless and until such Qualifying Net Proceeds are actually received by the Company, after deduction of applicable fees, expenses, and costs as contemplated by the CVR framework previously described. Except with respect to Qualifying Net Proceeds, the CVR does not entitle the holder to any other monetary or financial rights of any kind.

The distribution date for the CVRs cannot be determined at this time, as it is contingent upon the Company receiving Qualifying Net Proceeds from the Litigation. There is no assurance that any such proceeds will be received or that any payment will be made under the CVRs.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp, now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including, without limitation, statements regarding the record date for the CVR distribution, the timing and mechanics of the CVR distribution, the terms and potential payments under the CVRs, and the outcome, timing, and potential recoveries from the Company’s litigation against certain financial institutions. Forward-looking statements are not statements of historical fact and are often, though not always, identified by words and phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “estimates,” “and similar expressions. These forward-looking statements are based on management’s beliefs, estimates, and opinions as of the date hereof and on assumptions that, while considered reasonable, are inherently subject to significant business, economic, competitive, legal, regulatory, tax, operational, and market uncertainties and contingencies.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation: the ability to obtain and validate whistleblower evidence; the timing and outcome of legal proceedings; resolution of ongoing litigation on favourable terms, availability and sufficiency of litigation funding; continued regulatory compliance and market stability for the Company’s operations.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the adverse outcome of legal actions; the receipt and credibility of whistleblower disclosures; changes in applicable laws and regulations; the actions of third parties involved in alleged manipulation; evolving market dynamics; the sufficiency of future litigation proceeds to fund the Company’s whistleblower reward; the continued ability to obtain sufficient litigation funding; limited future growth opportunities, and reliance on key personnel.

Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com